NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

06014535

FILE No.
82-3874

SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2006
WASH. D.C. 190 SECTION

June 8, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated June 8, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

PROCESSED
JUN 2 2 2006
THOMSON
FINANCIAL

MANSON CREEK RESOURCES LTD.

BARBARA O'NEILL

dw 6/21

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JUNE 8, 2006**

News Release: 06-09 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

New surface gold – silver showings discovered during pre-drilling program at Meridian Project, British Columbia.

Manson Creek Resources Ltd., (Manson Creek), is pleased to announce the results of the recently completed pre-drilling mapping and sampling program on its Meridian project, located 45 kilometers southeast of Revelstoke, British Columbia. Mapping and prospecting during the fieldwork has led to the discovery of numerous mineralized showings. Results from sampling of the main areas and new mineralized occurrences are summarized in the table below and the attached map.

Sample Result Table (**new mineralized occurrences in bold**)

Name	Gold grams per tonne (Au g/t)	Silver grams per tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Sample Type	Interval meters
Imperial Vein	**11.15**	**10.60**	**-**	**-**	**Continuous Chip**	**1.0**
Stockholm Vein	**7.92**	**12.20**	**0.17**	**0.42**	**Boulder**	**-**
Eva Surface	**5.88**	**0.60**	**-**	**-**	**Continuous Chip**	**1.0**
Allison Showing	**0.09**	**42.60**	**0.96**	**0.54**	**Grab**	**-**
Gillman Adit *	**14.15**	**23.10**	**0.17**	**0.02**	**Grab**	**-**
Gillman Adit **	**4.52**	**139.00**	**9.35**	**5.43**	**Grab**	**-**
5B Adit	1.12	0.37	-	-	Continuous Chip	3.0
Eva 2A Adit	2.11	1.07	-	-	Continuous Chip	1.5
Upper Cholla Adit	1.84	0.90	-	-	Grab	-

* Grab sample of semi massive sulphide vein
** Grab sample from adit dump

Management is pleased with the results that not only confirm the mineralized nature of the targets to be drilled, but also demonstrate that there is significant discovery potential in this historic mining district.

In addition to the mapping conducted on the Meridian property, several days were spent prospecting the northern area of the adjacent Gillman claim group. The prospecting program resulted in the discovery of the 'Allison' silver – lead – zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Upon discovery of the Allison showing, further work in the area located an undocumented exploration adit. A grab sample taken from a 1-meter wide semi-massive sulphide vein in the adit assayed 14.15 g/t gold and 23.10 g/t silver.

The successful field program completed its objective, which was to scrutinize the immediate area that will be diamond drilled in July of this year. Many of these mineralized occurrences will be tested in the drill program for the Meridian project that is scheduled to begin on or about July 23. Titan Drilling (Smithers) has been contracted to complete the 1,500 – 2,000 meter initial drill program.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods. All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., and President of the Company.

Corporate

Visit Manson Creek company representatives at the upcoming World Gold, PGM, and Diamond Investment Conference, June 11th and 12th, 2006, held in the Vancouver Convention and Exhibition Centre at booth #417.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director


AREA TO
BE DRILLED
JULY 2006
SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2006
WASH. D.C.
190
SECTION
Boulder Grab Sample
7.92 g/t Gold
12.2 g/t Silver
3m Chip Sample
1.12 g/t Gold
0.37 g/t Silver
1.5m Chip Sample
2.11 g/t Gold
1.07 g/t Silver
1m Chip Sample
11.15 g/t Gold
10.60 g/t Silver
1m Chip Sample
5.88 g/t Gold
0.60 g/t Silver
MERIDIAN CLAIM
BLOCK
Grab Sample
1.84 g/t Gold
0.90 g/t Silver
Regional
Fault
Allison Showing (NEW)
0.09 g/t Gold
42.6 g/t Silver
0.96% Lead
0.54% Zinc
0
0.5
1
kilometers
MANSON CREEK RESOURCES LTD
NEW MINERALIZED OCCURANCES
MERIDAN and GILLMAN PROJECTS
NEW MINERAL
OCCURANCES
DOCUMENTED
MINERAL OCCURANCES
0
200
400
800
metres
GILLMAN CLAIM
BLOCK
Adit Grab Samples:
4.52 to 14.15 g/t Gold
23.10 to 139.00 g/t Silver
0.17 to 9.35% Lead
0.02 to 5.43% Zinc

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JUNE 8, 2006

News Release: 06-09

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

New surface gold – silver showings discovered during pre-drilling program at Meridian Project, British Columbia.

Manson Creek Resources Ltd., (Manson Creek), is pleased to announce the results of the recently completed pre-drilling mapping and sampling program on its Meridian project, located 45 kilometers southeast of Revelstoke, British Columbia. Mapping and prospecting during the fieldwork has led to the discovery of numerous mineralized showings. Results from sampling of the main areas and new mineralized occurrences are summarized in the table below and the attached map.

Sample Result Table (**new mineralized occurrences in bold**)

Name	Gold grams per tonne (Au g/t)	Silver grams per tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Sample Type	Interval meters
Imperial Vein	**11.15**	**10.60**	**-**	**-**	**Continuous Chip**	**1.0**
Stockholm Vein	**7.92**	**12.20**	**0.17**	**0.42**	**Boulder**	**-**
Eva Surface	**5.88**	**0.60**	**-**	**-**	**Continuous Chip**	**1.0**
Allison Showing	**0.09**	**42.60**	**0.96**	**0.54**	**Grab**	**-**
Gillman Adit *	**14.15**	**23.10**	**0.17**	**0.02**	**Grab**	**-**
Gillman Adit **	**4.52**	**139.00**	**9.35**	**5.43**	**Grab**	**-**
5B Adit	1.12	0.37	-	-	Continuous Chip	3.0
Eva 2A Adit	2.11	1.07	-	-	Continuous Chip	1.5
Upper Cholla Adit	1.84	0.90	-	-	Grab	-

* Grab sample of semi massive sulphide vein
** Grab sample from adit dump

Management is pleased with the results that not only confirm the mineralized nature of the targets to be drilled, but also demonstrate that there is significant discovery potential in this historic mining district.

In addition to the mapping conducted on the Meridian property, several days were spent prospecting the northern area of the adjacent Gillman claim group. The prospecting program resulted in the discovery of the 'Allison' silver – lead – zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Upon discovery of the Allison showing, further work in the area located an undocumented exploration adit. A grab sample taken from a 1-meter wide semi-massive sulphide vein in the adit assayed 14.15 g/t gold and 23.10 g/t silver.

The successful field program completed its objective, which was to scrutinize the immediate area that will be diamond drilled in July of this year. Many of these mineralized occurrences will be tested in the drill program for the Meridian project that is scheduled to begin on or about July 23. Titan Drilling (Smithers) has been contracted to complete the 1,500 – 2,000 meter initial drill program.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods. All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., and President of the Company.

Corporate

Visit Manson Creek company representatives at the upcoming World Gold, PGM, and Diamond Investment Conference, June 11th and 12th, 2006, held in the Vancouver Convention and Exhibition Centre at booth #417.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.


AREA TO
BE DRILLED
JULY 2006
Boulder Grab Sample
7.92 g/t Gold
12.2 g/t Silver
3m Chip Sample
1.12 g/t Gold
0.37 g/t Silver
1.5m Chip Sample
2.11 g/t Gold
1.07 g/t Silver
1m Chip Sample
11.15 g/t Gold
10.60 g/t Silver
1m Chip Sample
5.88 g/t Gold
0.60 g/t Silver
MERIDIAN CLAIM
BLOCK
Grab Sample
1.84 g/t Gold
0.90 g/t Silver
Regional
Fault
Allison Showing (NEW)
0.09 g/t Gold
42.6 g/t Silver
0.96% Lead
0.54% Zinc
N
0
0.5
1
kilometers
MANSON CREEK RESOURCES LTD
NEW MINERALIZED OCCURANCES
MERIDAN and GILLMAN PROJECTS
NEW MINERAL OCCURANCES
DOCUMENTED MINERAL OCCURANCES
0
200
400
800
metres
GILLMAN CLAIM
BLOCK
Adit Grab Samples:
4.52 to 14.15 g/t Gold
23.10 to 139.00 g/t Silver
0.17 to 9.35% Lead
0.02 to 5.43% Zinc

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JUNE 8, 2006**

News Release: 06-09 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

New surface gold – silver showings discovered during pre-drilling program at Meridian Project, British Columbia.

Manson Creek Resources Ltd., (Manson Creek), is pleased to announce the results of the recently completed pre-drilling mapping and sampling program on its Meridian project, located 45 kilometers southeast of Revelstoke, British Columbia. Mapping and prospecting during the fieldwork has led to the discovery of numerous mineralized showings. Results from sampling of the main areas and new mineralized occurrences are summarized in the table below and the attached map.

Sample Result Table (**new mineralized occurrences in bold**)

Name	Gold grams per tonne (Au g/t)	Silver grams per tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Sample Type	Interval meters
Imperial Vein	**11.15**	**10.60**	-	-	**Continuous Chip**	**1.0**
Stockholm Vein	**7.92**	**12.20**	**0.17**	**0.42**	**Boulder**	-
Eva Surface	**5.88**	**0.60**	-	-	**Continuous Chip**	**1.0**
Allison Showing	**0.09**	**42.60**	**0.96**	**0.54**	**Grab**	-
Gillman Adit *	**14.15**	**23.10**	**0.17**	**0.02**	**Grab**	-
Gillman Adit **	**4.52**	**139.00**	**9.35**	**5.43**	**Grab**	-
5B Adit	1.12	0.37	-	-	Continuous Chip	3.0
Eva 2A Adit	2.11	1.07	-	-	Continuous Chip	1.5
Upper Cholla Adit	1.84	0.90	-	-	Grab	-

* Grab sample of semi massive sulphide vein
** Grab sample from adit dump

Management is pleased with the results that not only confirm the mineralized nature of the targets to be drilled, but also demonstrate that there is significant discovery potential in this historic mining district.

In addition to the mapping conducted on the Meridian property, several days were spent prospecting the northern area of the adjacent Gillman claim group. The prospecting program resulted in the discovery of the 'Allison' silver – lead – zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Upon discovery of the Allison showing, further work in the area located an undocumented exploration adit. A grab sample taken from a 1-meter wide semi-massive sulphide vein in the adit assayed 14.15 g/t gold and 23.10 g/t silver.

The successful field program completed its objective, which was to scrutinize the immediate area that will be diamond drilled in July of this year. Many of these mineralized occurrences will be tested in the drill program for the Meridian project that is scheduled to begin on or about July 23. Titan Drilling (Smithers) has been contracted to complete the 1,500 – 2,000 meter initial drill program.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods. All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., and President of the Company.

Corporate

Visit Manson Creek company representatives at the upcoming World Gold, PGM, and Diamond Investment Conference, June 11th and 12th, 2006, held in the Vancouver Convention and Exhibition Centre at booth #417.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director



AREA TO BE DRILLED JULY 2006
N
Boulder Grab Sample
7.92 g/t Gold
12.2 g/t Silver
3m Chip Sample
1.12 g/t Gold
0.37 g/t Silver
1.5m Chip Sample
2.11 g/t Gold
1.07 g/t Silver
MERIDIAN CLAIM BLOCK
1m Chip Sample
11.15 g/t Gold
10.60 g/t Silver
1m Chip Sample
5.88 g/t Gold
0.60 g/t Silver
Grab Sample
1.84 g/t Gold
0.90 g/t Silver
Regional Fault
Allison Showing (NEW)
0.09 g/t Gold
42.6 g/t Silver
0.96% Lead
0.54% Zinc
0 0.5 1
kilometers
MANSON CREEK RESOURCES LTD
NEW MINERALIZED OCCURANCES
MERIDAN and GILLMAN PROJECTS
NEW MINERAL OCCURANCES
DOCUMENTED MINERAL OCCURANCES
0 200 400 800
metres
GILLMAN CLAIM BLOCK
Adit Grab Samples:
4.52 to 14.15 g/t Gold
23.10 to 139.00 g/t Silver
0.17 to 9.35% Lead
0.02 to 5.43% Zinc